Exhibit 99.1

Canadian Solar Announces Expiration of Put Option Exercise Period for Its
6.0% Convertible Senior Notes Due 2017 at the Option of Holders

GUELPH, Ontario, Canada, Dec. 18, 2012  — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ:  CSIQ), one of the world’s largest solar power companies, today announced that the right of the holders of 6.0% Convertible Senior Notes due 2017 (the “Securities”) of the Company to sell the Securities to the Company (the “Put Option”) expired at 5:00 p.m., New York City time, on December 17, 2012, pursuant to the terms of and subject to the conditions set forth in the indenture dated December 10, 2007 between the Company, as issuer, and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, as set forth in the Put Right Purchase Offer to the holders of the Securities, dated November 15, 2012, and related notice materials.

The Company has been advised by The Bank of New York Mellon (the “Paying Agent”) that, pursuant to the terms of the Put Option, Securities with an aggregate principal amount of $1,000,000 were validly surrendered and not withdrawn prior to the expiration of the Put Option. The Company has accepted these Securities for purchase and, before 11:00 a.m. New York City time on December 24, 2012, will forward cash in payment of the purchase price to the Paying Agent for distribution to all holders that exercised the Put Option. Following this purchase, none of the Securities remain outstanding.

About Canadian Solar

Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia, Africa and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, includingCanada; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

SOURCE Canadian Solar Inc.

Investor Relations Contacts: Ed Job, CFA, Director, Investor Relations, Canadian Solar Inc., ir@canadiansolar.com; David Pasquale, Global IR Partners, +1-914-337-8801, csiq@globalirpartners.com